Exhibit 99.1

News Media:
Bernie Tylor
202-624-6778
Financial Community:
Douglas Bonawitz
202-624-6129

WGL Holdings, Inc. to be Acquired by AltaGas Ltd. in $6.4 Billion Transaction

WGL Holdings, Inc. strengthens its position as a leading North American provider of natural gas,

electricity, green power and energy services

Transaction Highlights

•	WGL Holdings, Inc. will maintain the headquarters of its U.S. utility business, Washington Gas, in Washington, D.C., as it has for almost 170 years, while also assisting in the management of AltaGas Ltd.’s U.S. regulated utility business

•	AltaGas Ltd. also intends to relocate the headquarters of its U.S. power business to WGL Holdings Inc.’s service region

•	The transaction price of $88.25 per share recognizes the value of WGL Holdings Inc.’s long term growth plan and appropriately rewards its shareholders

•	The WGL Holdings, Inc.’s family of companies will continue to function as before, maintaining employee staffing and existing investment programs – under the same company names and brand

•	The combined company will have an ability to target high growth markets and enhance its clean energy offering to customers, while maintaining reliable and affordable utility service with local rates no higher as a result of the transaction

•	The combined company is expected to have an enterprise value of approximately $17 billion and approximately $3.4 billion in natural gas rate base assets

January 25, 2017 –WGL Holdings, Inc. (NYSE: WGL) (WGL) and AltaGas Ltd. (TSX: ALA) (AltaGas) today announced that the Boards of Directors of both companies have unanimously approved a definitive agreement and plan of merger for WGL to be acquired by AltaGas in an all cash transaction for approximately $6.4 billion in cash.

“This is a significant and positive event for WGL, and our customers, employees, communities and shareholders,” said Terry McCallister, Chairman and CEO of WGL. “Our leadership team and Board of Directors are convinced that we have found exactly the right partner in AltaGas. We are confident that, together, we will be a more diverse and stronger company that will open up new and exciting opportunities to provide value for all of our stakeholders.”

“We look forward to welcoming WGL employees and customers to AltaGas,” said David Harris, President and CEO of AltaGas. “This acquisition provides us with a robust, complementary set of business segments that greatly increase our scale and diversity. Our first priority in making this successful is to continue serving WGL’s customers and communities with safe, reliable and affordable service and maintaining the strong relationships WGL has built with regulators.”

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AltaGas is a leading North American diversified energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, with a focus on clean energy sources.

As a result of the transaction, the WGL family of companies and their employees will become part of a larger, more broad-based, multinational organization. WGL will maintain its utility headquarters in Washington D.C. and continue to manage its regulated utility business, while also assisting in the management of AltaGas’ U.S. regulated utility business. AltaGas also intends to relocate the headquarters of its U.S. power business to WGL’s service region.

Including WGL, the new company will have its operations and assets in the United States and Canada. These efforts will not only allow WGL to maintain its significant presence in the Washington, D.C., metropolitan area, but will also incorporate AltaGas into the community. As such, WGL and AltaGas look forward to continuing to provide their customers with excellent service. WGL will also increase its substantial level of community involvement and charitable giving.

Following the closing of the transaction, WGL’s natural gas utility will continue to be regulated by commissions in the District of Columbia, Maryland, and Virginia, and operate under the Washington Gas brand. WGL’s experienced workforce will continue delivering high quality service to its customers at reasonable rates.

WGL strengthens commitment to customers and the Washington metropolitan area; expands its North American footprint and growth platform

WGL will now be part of a new business entity that is approximately double its current size with a broader and complementary set of energy businesses. This increase in scale and diversity of businesses will allow WGL to continue to grow through a larger and more geographically diverse enterprise.

WGL will benefit from AltaGas’ complementary focus on building a diversified mix of gas, power and utility assets to provide clean and affordable energy to its customers. Both companies have similar visions and are underpinned by strong growth in domestic natural gas supply and the growing demand for clean and renewable energy.

Mr. McCallister said, “We are proud of our company and are enthusiastic about our combination with AltaGas. Our focus at WGL has been creating value for our shareholders, while at the same time providing excellent service to our customers and to the communities we serve. This transaction not only allows our shareholders to benefit from a substantial premium on their shares, but it also ensures our customers and communities will continue to receive the same great service we have provided for decades. AltaGas shares our values, including maintaining strong working relationships we have developed with all our stakeholders. The WGL team looks forward to contributing to the combined company’s future and the opportunities for growth across the organization.”

“The strategic fit and compatibility of our two companies is exceptional. Both companies are strong utility operators, have a sweet spot of pipeline and midstream investments in premier supply basins, and have power and distributed generation businesses weighted to clean energy and innovations,” said Mr. Harris. “With WGL joining the AltaGas family of companies, AltaGas’ business will enjoy a larger, more stable and geographically diverse regulated footprint. We can also deploy capital for future growth in all lines of business with greater scope, scale, talent, access to capital and consistent strategy. For our shareholders, the transaction is expected to be meaningfully accretive to earnings and operating cash flow in the short and long term.”

Transaction Terms

Under the terms of the Transaction, WGL shareholders will receive US $88.25 in cash per WGL share, which represents a premium of 27.9% to WGL’s closing share price on November 28, 2016, the day prior to news reports of a potential acquisition of WGL by a third party.

The Boards of Directors of WGL and AltaGas have unanimously approved the transaction, which is expected to close in the second quarter of 2018. Consummation of the transaction is subject to certain closing conditions, including WGL common shareholder approval, and approvals required from the Public Service Commission of the District of Columbia, the Maryland Public Service Commission and the Virginia State Corporation Commission. WGL and AltaGas also plan to submit the transaction for review by the Committee on Foreign Investment in the United States. The agreement will also be subject to Federal Regulatory Energy Commission approval, and expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

For further details, please see the press release issued by AltaGas contemporaneously with this release.

Analyst and Investor Teleconference Call

AltaGas will be hosting a conference call and webcast on Wednesday, January 25, 2017 at 5:00 PM Eastern Standard Time (Toronto/Montreal/New York) or 3:00 PM Mountain time.

Analysts and investors in North America wanting to participate in the call should dial 1-844-543-5238 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial 1-703-318-2220. No pass code is required. The conference call will be recorded. If you are unable to join the conference call live, you can dial for playback, toll-free at 1-855-859-2056. International participants wanting to listen to the playback can dial 1-404-537-3406. The passcode is 60526169 (available until midnight, January 27, 2017). Presentation slides for the conference call will be available and the teleconference will be web cast live at http://edge.media-server.com/m/p/2khbbiz9 and available for playback for one year.

Media Teleconference Call

Members of the media are invited to take part in a conference call on Wednesday, January 25, 5:45 PM Eastern Standard Time (Toronto/Montreal/New York) or 3:45 PM Mountain time. Media wanting to participate in the call should dial 1-877-691-2551, passcode 44242733, at least 5 minutes prior to the start of the call. Canadian participants wanting to participate should dial 1-866-215-5508, passcode 44242733. All other international participants wanted to participate should 1-630-691-2747, passcode 44242733. The teleconference will be recorded and a transcript will be available.

Advisors

Goldman, Sachs & Co. and Lazard are acting as financial advisors to WGL. Kirkland & Ellis LLP is acting as merger counsel and Covington & Burling LLP is acting as CFIUS counsel to WGL.

J.P. Morgan Securities LLC is acting as lead financial advisor and TD Securities is acting as financial advisor to AltaGas. Vinson & Elkins LLP is acting as lead legal advisor and Stikeman Elliott LLP is acting as legal advisor to AltaGas.

About WGL

WGL (NYSE: WGL), headquartered in Washington, D.C., is a leading source for clean, efficient and diverse energy solutions. With activities and assets across the U.S., WGL consists of Washington Gas, WGL Energy Services, WGL Energy Systems, WGL Midstream and Hampshire Gas. WGL provides natural gas, electricity, green power and energy services, including generation, storage, transportation, distribution, supply and efficiency. Our calling as a company is to make energy surprisingly easy for our employees, our community and all our customers. Whether you are a homeowner or renter, small business or multinational corporation, state and local or federal agency, WGL is here to provide Energy Answers. Ask Us. For more information, visit us at www.wgl.com.

About AltaGas

AltaGas (TSX: ALA) is an energy infrastructure business with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information, visit: www.altagas.ca.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger transaction. WGL Holdings, Inc. (“WGL”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to its shareholders a proxy statement in connection with the proposed merger transaction. THE INVESTORS AND SECURITY HOLDERS OF WGL ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about AltaGas, Ltd. (“AltaGas”), WGL and the proposed merger transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of WGL’s proxy statement (when it becomes available) may be obtained free of charge upon request by contacting WGL Holdings, Inc., Leslie T. Thornton, Corporate Secretary, 101 Constitution Avenue N.W., Washington, District of Columbia, 20080. WGL’s filings with the SEC are also available on WGL’s website at: http://wglholdings.com/sec.cfm. Investors and security holders may also read and copy any reports, statements and other information filed by WGL with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

AltaGas, WGL and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. Information regarding AltaGas’ directors and executive officers is available in AltaGas’ Management Information Circular, filed on March 17, 2016 (in English and French) with the Canadian Securities Administrators (the “CSA”) and in AltaGas’ Annual Information Form, filed on March 23, 2016 (in English) and March 24, 2016 (in French) with the CSA, each of which are available at: www.sedar.com. Information regarding WGL’s directors and executive officers is available in WGL’s proxy statement filed with the SEC on December 23, 2016 in connection with its 2017 annual meeting of shareholders, and its Annual Report on Form 10-K for the fiscal year ended September 30, 2016, each of which may be obtained from the sources indicated in

Additional Information and Where to Find It. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests (which may be different than those of WGL’s investors and security holders), by security holdings or otherwise, will be contained in the proxy statement and other relevant materials filed or to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains forward-looking statements related to the business combination between WGL and AltaGas, including statements regarding the benefits and timing of the transaction as well as statements regarding WGL’s products, services and markets. Forward looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including the following, among others: closing of the transaction may not occur or may be delayed; WGL stockholders may not approve the transaction; litigation related to the transaction or limitations or restrictions imposed by regulatory authorities may delay or negatively impact the transaction and there may be a loss of customers, employees or business partners as a result of the transaction. In addition, please refer to the documents that WGL files with the SEC on Forms 10-K, 10-Q and 8-K. These filings identify and address other important risks and uncertainties that could cause events and results to differ materially from those contained in the forward-looking statements set forth in this document. Readers are cautioned not to put undue reliance on forward-looking statements, and WGL assumes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.